# SEC Schedule 13D/A (Amendment No. 2) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Edgemode, Inc., CIK 0001652958
CUSIP: 280028103
Title of class of securities: COMMON
Address of issuer's principal executive offices: 110 E. Broward Blvd., Suite 1700, Ft. Lauderdale, Florida (FL), 33301
Date of event which requires filing of this statement: 06/29/2026
Filed by CIK 0002064570
Persons authorized to receive notices and communications: PAUL TAYLOR, 6528 Somerset Circle, Boca Raton, Florida (FL), 33496, 561 245 0310

## Reporting persons
- DR NICLAS ADLER (CIK 0002064570): type of reporting person: parent holding company or control person (HC); citizenship or place of organization: Sweden (V7); source of funds: working capital (WC); sole voting power 1,260,246,354; shared voting power 29.45; sole dispositive power 1,260,246,354; shared dispositive power 0; aggregate amount beneficially owned 1,260,246,354 (29.45% of the class)

## Item 1. Security and Issuer
Title of class of securities: COMMON
Name of issuer: Edgemode, Inc.
Address of issuer's principal executive offices: 110 E. Broward Blvd., Suite 1700, Ft. Lauderdale, Florida (FL), 33301

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: The shares of Common Stock beneficially owned by the Reporting Person were acquired pursuant to a Share Exchange Agreement dated April 7, 2025 (the "SEA"). The Reporting Person has not acquired any additional shares of Common Stock since the filing of the Schedule 13D/A on August 20, 2025.

## Item 4. Purpose of Transaction
Purpose of transaction: The Reporting Person acquired the securities reported herein pursuant to the SEA.

## Signatures
- DR NICLAS ADLER: Niclas Adler, Dr Niclas Adler (07/01/2026)